Exhibit 99.1

Goldcorp Announces Support for Newmont Special Dividend

VANCOUVER, March 25, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") announced today that it has consented to Newmont Mining Corporation ("Newmont") (NYSE: NEM) paying a one-time special dividend (the "Dividend") to its shareholders conditional on the approval of the Newmont resolutions by the Newmont stockholders and the Arrangement resolution by the Goldcorp shareholders relating to the Arrangement, which was previously announced on January 14, 2019. Goldcorp continues to recommend that its shareholders vote in favour of the completion of the Arrangement.

The Dividend delivers value to existing Newmont shareholders with an immediate cash payment for a portion of the synergy potential arising from the Nevada joint venture announced with Barrick Gold Corporation (NYSE:GOLD) (TSX:ABX) (Barrick) on March 11, 2019. The Dividend will be paid to Newmont shareholders of record as of April 17, 2019, which is prior to the closing of the Arrangement.

The special committee (the "Special Committee") of the Board of Directors of Goldcorp recommended to the Board of Directors of Goldcorp that it consent to the Dividend and that it reaffirm its recommendation that Goldcorp shareholders vote in favour of the completion of the Arrangement.  Fort Capital Partners provided an opinion to the Special Committee to the effect that, as of March 24, 2019 and assuming payment of the Dividend, the consideration to be received by holders of Goldcorp common shares pursuant to the Arrangement is fair, from a financial point of view, to such holders, subject to the limitations, qualifications and assumptions set forth in such opinion.

The Board of Directors of Goldcorp unanimously determined that it consent to the Dividend and that it reaffirm its recommendation that Goldcorp shareholders vote in favour of the completion of the Arrangement. In making its determination to consent to the Dividend and to continue to recommend that its shareholders vote in favour of the completion of the Arrangement, the Board of Directors of Goldcorp considered, among other things, the recommendation of the Special Committee. TD Securities and BofA Merrill Lynch have each provided an opinion to the Board of Directors of Goldcorp to the effect that, as of March 24, 2019, and assuming payment of the Dividend, among other things, the consideration to be received by holders of Goldcorp common shares, pursuant to the Arrangement, is fair, from a financial point of view, to such holders, in each case, subject to the respective limitations, qualifications and assumptions set forth in such opinions.

The pending combination of Newmont and Goldcorp will feature an unmatched portfolio of world-class operations, projects, Reserves, exploration opportunities, and talent. After the transaction closes, expected in the second quarter, Newmont Goldcorp is expected to:

  Begin delivering a combined $365 million in expected annual pre-tax synergies, supply chain efficiencies and Full Potential improvements representing the opportunity to create $4.4 billion in Net Present Value (pre-tax);(4)(5)
  Target 6-7 million ounces of steady-state gold production over a decades-long time horizon;(1)
  Have the largest gold Reserves and Resources in the gold sector, including on a per share basis;
  Be located in favorable mining jurisdictions and prolific gold districts on four continents;
  Deliver the highest dividend among senior gold producers;(2)
  Offer financial flexibility and an investment-grade balance sheet to advance the most promising projects generating a targeted Internal Rate of Return of at least 15 percent;(1)(3)
  Feature a deep bench of accomplished business leaders and high-performing technical teams and other talent with extensive mining industry experience; and
  Maintain industry leadership in environmental, social and governance performance.

Goldcorp has also announced today that Institutional Shareholder Services Inc., a leading independent proxy advisory firm, has recommended that shareholders of Goldcorp vote FOR the proposed plan of arrangement with Newmont.

Goldcorp shareholders will vote on the acquisition at its special meeting to be held on April 4, 2019.  Pursuant to the acquisition, Goldcorp shareholders will receive 0.3280 of a Newmont share and $0.02 for each Goldcorp share. Meeting materials, together with an investor presentation and other information, are also available on Goldcorp's website and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to Newmont's planned acquisition of Goldcorp; the expected terms, timing and closing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions; estimates of future production, including expected annual production range and reserve base; estimates of future capital expenditures; and expectations of future plans and benefits. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, delays or failure to obtain the required approvals; competitive responses to the announcement of the transaction; litigation or challenges to the proposed transaction; changes to the current scientific and technical information; permitting, development, operations and expansion of Newmont's and Goldcorp's operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont's and Goldcorp's businesses; the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

(1) Caution Regarding Projections: Projections used in this release are considered "forward looking statements". See cautionary statement above regarding forward-looking statements. Forward-looking information representing post-closing expectations is inherently uncertain. Estimates such as expected accretion, expected future production, internal rate of return, financial flexibility and balance sheet strength are preliminary in nature. There can be no assurance that the proposed transaction will close or that the forward-looking information will prove to be accurate.

(2) 2019 dividends beyond Q4 2018 have not yet been approved or declared by the Board of Directors. Management's expectations with respect to future dividends or annualized dividends are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont's financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

(3) Internal rates of return targets on projects, before taxes and royalties, are calculated using an assumed $1,200 gold price.

(4) Full Potential cost savings or improvements as used in this presentation are considered operating measures provided for illustrative purposes, and should not be considered GAAP or non-GAAP financial measures. Full Potential amounts are estimates utilized by management that represent estimated cumulative incremental value realized as a result of Full Potential projects implemented and are based upon both cost savings and efficiencies that have been monetized for purposes of the estimation. Because Full Potential savings/improvements estimates reflect differences between certain actual costs incurred and management estimates of costs that would have been incurred in the absence of the Full Potential program, such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected Full Potential cost savings or improvements are projections are "forward-looking statements" subject to risks, uncertainties and other factors which could cause actual results to differ from current expectations.

(5) Value creation potential (or NPV creation) as used in this presentation is a management estimate provided for illustrative purposes, and should not be considered a GAAP or non-GAAP financial measure. Value creation potential represents management's combined estimate of pre-tax synergies, supply chain efficiencies and Full Potential improvements, as a result of the proposed transaction that have been monetized and projected over a twenty year period for purposes of the estimation, applying a discount rate of 5 percent. Such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected value creation potential is a "forward-looking statement" subject to risks, uncertainties and other factors which could cause actual value creation to differ from expected value creation. Newmont Goldcorp NAV accretion reflects street consensus and Newmont Goldcorp 2020 accretion reflects street consensus forecast of standalone CFPS and$365M in annual pre-tax synergies and other cost savings and improvements.

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SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/25/c5682.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 08:05e 25-MAR-19